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                                                                 ---------------
                                                                 SEC FILE NUMBER
                                                                    001-10647
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                                                                  CUSIP NUMBER
                                                                    740294202
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): |X| Form 10-KSB  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form 10-D    |_| Form N-SAR |_| Form N-CSR

      For Period Ended: June 30, 2006

|_|   Transition Report on Form 10-K       |_|   Transition Report on Form 10-Q
|_|   Transition Report on Form 20-F       |_|   Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K

      For the Transition Period Ended:  ________________________________________

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION

PRECISION OPTICS CORPORATION, INC.
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Full Name of Registrant


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Former Name if Applicable

22 East Broadway
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Address of principal Executive Office (Street and Number)
Gardner, Massachusetts 01440
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City, State and Zip Code


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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     |(a)   The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense.
     |(b)   The subject annual report, semi-annual report, transition report on
     |      Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X|  |      portion thereof, will be filed on or before the fifteenth calendar
     |      day following the prescribed due date; or the subject quarterly
     |      report or transition report on Form 10-Q or subject distribution
     |      report on Form 10-D, or portion thereof, will be filed on or before
     |      the fifth calendar day following the prescribed due date; and
     |(c)   The accountant's statement or other exhibit required by Rule
     |      12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

At this time, the Registrant is unable to complete all required disclosures in its Annual Report on Form 10-KSB for the year ended June 30, 2006 without unreasonable effort or expense. The Registrant has undergone a change in management recently and as a result, the completion of its financial statements has been delayed. As indicated in Part II above, the Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

          Richard E. Forkey            (978)                      630-1800
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                (Name)              (Area Code)              (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss of approximately $2,300,000 for the fiscal year ended June 30, 2006 compared to a net loss of $3,688,361 for the fiscal year ended June 30, 2005. The foregoing estimate is as of the time of this filing and may be subject to change.


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                       PRECISION OPTICS CORPORATION, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2006          By: /s/ Richard E. Forkey
                                      -----------------------------------------
                                  Name:   Richard E. Forkey
                                  Title:  President and Chief Executive Officer